Filed Pursuant to Rule 433
Registration No. 333-233663

Canadian Imperial Bank of Commerce Market Linked Securities

Market Linked Securities – Auto-Callable with Fixed Percentage Buffered Downside

Principal at Risk Securities Linked to the EURO STOXX 50® Index due June 3, 2025

Term Sheet to Preliminary Pricing Supplement dated May 11, 2021

Summary of Terms

Issuer	Canadian Imperial Bank of Commerce (“CIBC”)
Term	4 years (autocallable annually)
Reference Asset	The EURO STOXX 50® Index (Bloomberg ticker symbol “SX5E”) (the “Index”)
Pricing Date	May 28, 2021*
Issue Date	June 3, 2021*
Principal Amount	$1,000 per security (100% of par)
Automatic Call	If the Closing Level of the Index on any Call Observation Date (including the Final Valuation Date) is greater than or equal to the Starting Level, the securities will be automatically called for the principal amount plus the Call Premium applicable to that Call Observation Date. See “Call Observation Dates and Call Premiums” in this term sheet
Call Observation Dates	June 3, 2022; June 5, 2023; June 3, 2024; and May 27, 2025 (the “Final Valuation Date”)*
Call Payment Date	Five business days after the applicable Call Observation Date (if the securities are called on the last Call Observation Date, the Call Payment Date will be the Stated Maturity Date)
Payment at Maturity	See “How the Payment at Maturity Is Calculated” in this term sheet
Stated Maturity Date	June 3, 2025*
Starting Level	The Closing Level of the Index on the Pricing Date
Ending Level	The Closing Level of the Index on the Final Valuation Date
Threshold Level	90% of the Starting Level
Calculation Agent	CIBC
Denominations	$1,000 and integral multiples of $1,000 in excess thereof
Agent’s Underwriting Discount and Other Fees	Up to 3.15%; dealers, including those using the trade name Wells Fargo Advisors (“WFA”), may receive a selling concession of up to 1.75% and WFA will receive a distribution expense fee of 0.075%. In addition, in respect of certain securities sold in this offering, the Issuer may pay a fee of up to $1.00 per security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers.
CUSIP / ISIN	13605W3V1 / US13605W3V14

*To the extent that the Issuer makes any change to the expected Pricing Date or expected Issue Date, the Call Observation Dates and Stated Maturity Date may also be changed in the Issuer’s discretion to ensure that the term of the securities remains the same

Investment Description

•	Linked to the EURO STOXX 50® Index
•	Unlike ordinary debt securities, the securities do not pay interest, do not repay a fixed amount of principal at maturity and are subject to potential automatic call upon the terms described below. Any return you receive on the securities and whether they are automatically called will depend on the performance of the Index
•	Automatic Call. If the Closing Level of the Index on any Call Observation Date is greater than or equal to the Starting Level, the securities will be automatically called, and on the related Call Payment Date, you will receive the principal amount plus the Call Premium applicable to that Call Observation Date

Call Observation Date	Call Premium**
June 3, 2022	[5.25 - 6.25%] of the principal amount
June 5, 2023	[10.50 - 12.50%] of the principal amount
June 3, 2024	[15.75 - 18.75%] of the principal amount
May 27, 2025	[21.00 - 25.00%] of the principal amount
**the actual Call Premium applicable to each Call Observation Date will be determined on the Pricing Date.

•	Payment at Maturity. If the securities are not automatically called, the payment at maturity will be equal to or less than the principal amount per security depending on the Closing Level of the Index on the Final Valuation Date as follows:
o	If the level of the Index decreases, but the decrease is not by more than 10%:

You will be repaid the principal amount

o	If the level of the Index decreases by more than 10%:

You will receive less than the principal amount and will have 1-to-1 downside exposure to the decrease in the level of the Index in excess of 10%

•	Investors may lose up to 90% of the principal amount
•	Any positive return on the securities will be limited to the applicable Call Premium
•	All payments on the securities are subject to the credit risk of CIBC, and you will have no ability to pursue the securities included in the Index for payment; if CIBC defaults on its obligations, you could lose some or all of your investment
•	No periodic interest payments or dividends
•	No exchange listing; designed to be held to maturity or earlier automatic call

The Issuer’s estimated value of the securities on the Pricing Date, based on the Issuer’s internal pricing models, is expected to be at least $931.80 per security but less than the principal amount. The estimated value of the securities is not an indication of actual profit to the Issuer or to any of the Issuer’s affiliates, nor is it an indication of the price, if any, at which Wells Fargo Securities, LLC (“Wells Fargo Securities”) or any other person may be willing to buy the securities from you at any time after issuance. See “The Estimated Value of the Securities” in the accompanying preliminary pricing supplement.

Investing in the securities involves significant risks. See “Selected Risk Considerations” in this term sheet and “Risk Factors” beginning on page PRS-8 of the accompanying preliminary pricing supplement, page S-1 of the underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the preliminary pricing supplement, the underlying supplement, the prospectus supplement and the prospectus before making a decision to invest in the securities. If the terms described in the preliminary pricing supplement are inconsistent with those described herein, the terms described in the preliminary pricing supplement will control.

NOT A BANK DEPOSIT AND NOT INSURED BY THE CANADA DEPOSIT INSURANCE CORPORATION, THE U.S. FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical Payout Profile

The profile to the right illustrates the potential payment on the securities for a range of hypothetical percentage changes in the Closing Level of the Index from the Pricing Date to the applicable Call Observation Date (including the Final Valuation Date), assuming a Threshold Level equal to 90% of the Starting Level. The Call Premiums shown in the profile are hypothetical and are based on the midpoint of the ranges specified for the Call Premiums.

This graph has been prepared for purposes of illustration only. Your actual return will depend on (i) whether the securities are automatically called; (ii) if the securities are automatically called, the actual Call Premium and the actual Call Observation Date on which the securities are called; (iii) if the securities are not automatically called, the actual Ending Level; and (iv) whether you hold your securities to maturity or earlier automatic call.

Hypothetical Returns

If the securities are automatically called:

Hypothetical Call Observation Date on which Securities are Automatically Called	Hypothetical Payment Per Security on Related Call Payment Date*	Hypothetical Pre-Tax Total Rate of Return
1st Call Observation Date	$1,057.50	5.75%
2nd Call Observation Date	$1,115.00	11.50%
3rd Call Observation Date	$1,172.50	17.25%
4th Call Observation Date	$1,230.00	23.00%

* Assuming that the Call Premiums are equal to the midpoints of their specified ranges.

If the securities are not automatically called:

Hypothetical Ending Level	Hypothetical Percentage Change From the Hypothetical Starting Level to the Hypothetical Ending Level	Hypothetical Payment at Maturity per Security	Hypothetical Pre-Tax Total Rate of Return
99.99	-0.01%	$1,000.00	0.00%
95.00	-5.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
89.00	-11.00%	$990.00	-1.00%
80.00	-20.00%	$900.00	-10.00%
75.00	-25.00%	$850.00	-15.00%
50.00	-50.00%	$600.00	-40.00%
25.00	-75.00%	$350.00	-65.00%
0.00	-100.00%	$100.00	-90.00%
Assumes a hypothetical Starting Level of 100.00. The hypothetical Starting Level of 100.00 has been chosen for illustrative purposes only and does not represent the actual Starting Level. The actual Starting Level will be determined on the Pricing Date and will be set forth under “Summary of Terms” above in the final pricing supplement. For historical data regarding the actual Closing Levels of the Index, see the historical information set forth under the section titled “The EURO STOXX 50® Index” in the accompanying preliminary pricing supplement.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you receive upon an automatic call or at maturity and the resulting pre-tax rate of return will depend on (i) whether the securities are automatically called; (ii) if the securities are automatically called, the actual Call Premium and the actual Call Observation Date on which the securities are called; and (iii) if the securities are not automatically called, the actual Ending Level.

Call Observation Dates and Call Premiums

The Call Premium applicable to each Call Observation Date will be a percentage of the principal amount that increases for each Call Observation Date based on a simple (non-compounding) return of approximately 5.25% to approximately 6.25% per annum (to be determined on the Pricing Date). The actual Call Premium and payment per security upon an automatic call that is applicable to each Call Observation Date will be determined on the Pricing Date and will be within the range specified in the table below. The last Call Observation Date is the Final Valuation Date, and payment upon an automatic call on the Final Valuation Date, if applicable, will be made on the Stated Maturity Date.

Call Observation Date	Call Premium	Payment per Security upon an Automatic Call
June 3, 2022	[5.25 - 6.25%] of the principal amount	[$1,052.50 - $1,062.50]
June 5, 2023	[10.50 - 12.50%] of the principal amount	[$1,105.00 - $1,125.00]
June 3, 2024	[15.75 - 18.75%] of the principal amount	[$1,157.50 - $1,187.50]
May 27, 2025	[21.00 - 25.00%] of the principal amount	[$1,210.00 - $1,250.00]

Any positive return on the securities will be limited to the applicable Call Premium, even if the Closing Level of the Index significantly exceeds the Starting Level on the applicable Call Observation Date. You will not participate in any appreciation of the Index beyond the applicable Call Premium.

How the Payment at Maturity Is Calculated

If the Closing Level of the Index is less than the Starting Level on each of the Call Observation Dates, the securities will not be automatically called, and on the Stated Maturity Date, you will receive a payment at maturity per security determined as follows:

•	If the Ending Level is less than the Starting Level, but greater than or equal to the Threshold Level, the payment at maturity will be equal to $1,000

•	If the Ending Level is less than the Threshold Level, the payment at maturity will be equal to $1,000 minus

$1,000 x	Threshold Level – Ending Level
Starting Level

Any positive return on the securities will be limited to the applicable Call Premium, even if the Closing Level of the Index significantly exceeds the Starting Level on the applicable Call Observation Date. You will not participate in any appreciation of the Index beyond the applicable Call Premium. If the securities are not automatically called prior to the Final Valuation Date and the Ending Level is less than the Threshold Level, you will receive less, and possibly 90% less, than the principal amount of your securities at maturity.

Selected Risk Considerations

The risks set forth below are discussed in detail in the “Risk Factors” section in the accompanying preliminary pricing supplement, underlying supplement, prospectus supplement and prospectus. Please review those risk disclosures carefully.

Risks Relating To The Structure Of The Securities

•	If The Securities Are Not Automatically Called And The Ending Level Is Less Than The Threshold Level, You Will Receive Less, And Up To 90% Less, Than The Principal Amount Of Your Securities At Maturity.
•	The Potential Return On The Securities Is Limited To The Call Premium And May Be Less Than The Return On A Direct Investment In The Securities Included In The Index.
•	You Will Be Subject To Reinvestment Risk.
•	No Periodic Interest Will Be Paid On The Securities.
•	A Call Payment Date And The Stated Maturity Date May Be Postponed In Certain Circumstances.

Risk Relating To The Credit Risk Of CIBC

•	The Securities Are Subject To The Credit Risk Of Canadian Imperial Bank of Commerce.

Risks Relating To The Value Of The Securities And Any Secondary Market

•	Our Estimated Value Of The Securities Will Be Lower Than The Original Offering Price Of The Securities.
•	Our Estimated Value Does Not Represent Future Values Of The Securities And May Differ From Others’ Estimates.
•	Our Estimated Value Is Not Determined By Reference To Credit Spreads For Our Conventional Fixed-Rate Debt.
•	The Estimated Value Of The Securities Will Not Be An Indication Of The Price, If Any, At Which Wells Fargo Securities Or Any Other Person May Be Willing To Buy The Securities From You In The Secondary Market.
•	The Value Of The Securities Prior To Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.
•	The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

Risks Relating To The Index

•	An Investment In The Securities Is Subject To Risks Associated With Investing In International Securities Markets.
•	The Securities Will Not Be Adjusted For Changes In Exchange Rates.

Risks Relating To Conflicts Of Interest

•	We Or One Of Our Affiliates Will Be The Calculation Agent And, As A Result, Potential Conflicts Of Interest Could Arise.

•	Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Securities Will Potentially Be Adverse To Your Interests.

o	Research reports by our affiliates or any participating dealer or its affiliates may be inconsistent with an investment in the securities and may adversely affect the level of the Index.
o	Business activities of our affiliates or any participating dealer or its affiliates with the companies whose securities are included in the Index may adversely affect the level of the Index.
o	Hedging activities by our affiliates or any participating dealer or its affiliates may adversely affect the level of the Index.
o	Trading activities by our affiliates or any participating dealer or its affiliates may adversely affect the level of the Index.
o	A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession and/or any distribution expense fee, creating a further incentive for the participating dealer to sell the securities to you.

Risks Relating To Tax

•	The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.
•	There Can Be No Assurance That The Canadian Federal Income Tax Consequences Of An Investment In The Securities Will Not Change In The Future.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the principal amount of the securities. CIBC, Wells Fargo Securities and their respective affiliates are not obligated to purchase the securities from you at any time prior to maturity.

The Issuer has filed a registration statement (including a prospectus, a prospectus supplement and an underlying supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus, the prospectus supplement and the underlying supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any agent or any dealer participating in the offering will arrange to send you the prospectus, the prospectus supplement and the underlying supplement if you request them by calling your financial advisor or by calling Wells Fargo Securities at 866-346-7732.

Consult your tax advisor

Investors should review carefully the accompanying pricing supplement, underlying supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

The Index is a product of STOXX Limited (“STOXX”), and has been licensed to be used by CIBC. STOXX and its licensors (the “Licensors”) have no relationship to us, other than the licensing of the Index and the related trademarks for use in connection with the securities.

STOXX and its Licensors do not sponsor, endorse, sell or promote the securities; recommend that any person invest in the securities; have any responsibility or liability for or make any decisions about the timing, amount or pricing of the securities; have any responsibility or liability for the administration, management or marketing of the securities; or consider the needs of the securities or the owners of the securities in determining, composing or calculating the Index or have any obligation to do so.

STOXX and its Licensors will not have any liability in connection with the securities. Specifically, STOXX and its Licensors do not make any warranty, express or implied and disclaim any and all warranty about: the results to be obtained by the securities, the owners of the securities or any other person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; and the merchantability and the fitness for a particular purpose or use of the Index and its data. STOXX and its Licensors will have no liability for any errors, omissions or interruptions in the Index or its data. Under no circumstances will STOXX or its Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or its Licensors knows that they might occur. The licensing agreement between us and STOXX is solely for our benefit and the benefit of STOXX and not for the benefit of the owners of the securities or any other third parties.